Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2, dated as of February 9, 2017 (this “Amendment”), amends the Agreement and Plan of Merger, dated as of November 8, 2015 (as amended by that certain Amendment to Agreement and Plan of Merger, dated as of November 3, 2016, the “Agreement”), by and among Anbang Insurance Group Co., Ltd., a joint-stock insurance company established in the People’s Republic of China (“AIG”), AB Infinity Holding, Inc., a Delaware corporation and wholly-owned subsidiary of AIG (“Parent”), AB Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Fidelity & Guaranty Life, a Delaware corporation (the “Company”).

RECITALS:

WHEREAS, the parties to the Agreement now desire to amend the Agreement in accordance with Section 8.04 of the Agreement and as set forth herein; and

WHEREAS, the respective board of directors of each of the parties to the Agreement has authorized and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in reliance upon the representations, warranties, conditions, agreements and covenants contained herein, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1.    Definitions. All capitalized terms used but not defined in this Amendment shall have the meaning assigned to such terms in the Agreement and the interpretation provisions set forth in Section 1.02 of the Agreement shall also apply to this Amendment.

2.    Amendments to the Agreement.

(a)    Section 6.06 of the Agreement is hereby deleted in its entirety and replaced with “[intentionally omitted].” Any defined terms used exclusively in Section 6.06 of the Agreement are hereby deleted from Section 1.01 of the Agreement.

(b)    Article VI of the Agreement is hereby amended by inserting the following paragraph as Section 6.18:

“From and after February 9, 2017, notwithstanding anything in this Agreement to the contrary:

(a)    The Company, HRG Group, Inc. and their respective Affiliates and Representatives shall be permitted to, directly or indirectly, (i) solicit, initiate, encourage, facilitate and respond to any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, (A) a Takeover Proposal or (B) any inquiry, proposal or offer relating to the sale or disposition of all or any portion of Fidelity & Guaranty Life Insurance Company of New York to one (1) or more Third Parties (the “FGLNY Sale Proposal”); (ii) furnish information and documents with respect to the Company and its Subsidiaries to any Third Party (and its Representatives) in connection with a Takeover Proposal or a FGLNY Sale Proposal pursuant to a confidentiality agreement containing provisions not materially less restrictive with respect to such Third Party than those set forth in the Confidentiality Agreement are to AIG and its Subsidiaries; (iii) participate in discussions and negotiations with any Third Party (and its Representatives) in connection with a Takeover Proposal or a FGLNY Sale Proposal; and (iv) communicate with any Governmental Authority in connection with any Takeover Proposal or FGLNY Sale Proposal without involvement of Parent or any of its Affiliates or Representatives.

(b)    Notwithstanding anything herein to the contrary, during the term of this Agreement, the Company shall not be permitted to enter into any Contract in connection with any Takeover Proposal or a FGLNY Sale Proposal, other than confidentiality agreements, cost-sharing or expense reimbursement agreements and agreements with service providers (it being understood that coordination of due diligence and other process matters will not be deemed to be a “Contract”), subject to the limitation set forth on Exhibit A hereto.

(c)    The Company and its Subsidiaries shall be permitted to undertake appraisals, valuation studies and similar analyses and reports of the Company and any of its Subsidiaries, subject to the limitation set forth on Exhibit A hereto; provided, that the Company and its Subsidiaries shall promptly provide a copy of any such appraisals, valuation studies and similar analyses and reports to Parent, subject to Applicable Law and after receiving any required consents from the third party preparer thereof (it being acknowledged and agreed that in no event shall the Company or its Subsidiaries be required to expend any funds in connection with the procurement of any such consents).”

(c)    Sections 8.01(d), (e) and (f) of the Agreement are hereby deleted in their entirety and replaced with “[intentionally omitted].”

(d)    Section 8.01(g) of the Agreement is hereby amended and restated in its entirety as follows:

“by Parent or the Company, if the Merger shall not have been consummated at or prior to 5:00 p.m., New York time, on April 17, 2017 (the “Outside Termination Date”); provided, that the right to terminate this Agreement under this Section 8.01(g) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to occur on or before such date; provided, further, that, if by the date that would have been the Outside Termination Date, the Insurance Commissioner of the State of Iowa shall have publicly noticed a public hearing in respect of the “Form A” Acquisition of Control filed by AIG and certain of its Subsidiaries pursuant to Section 6.03(c)(i) hereof, the Outside Termination Date shall be automatically extended to 5:00 p.m., New York time, on May 31, 2017, in which case the Outside Termination Date shall be deemed for all purposes to be such later date;”

(e)    Section 8.02(b)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

“(ii)    If this Agreement is terminated by Parent pursuant to Section 8.01(h) and (A) at any time after the date hereof and prior to the breach giving rise to Parent’s right to terminate under Section 8.01(h), a Takeover Proposal shall have been publicly announced or publicly made known to the Company Board of Directors or the stockholders of the Company or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and such Takeover Proposal or such intent has not been publicly withdrawn or repudiated by such Person prior to the breach and (B) within twelve (12) months after such termination, the Company either consummates such Takeover Proposal or enters into a definitive agreement to consummate such Takeover Proposal and the Company thereafter consummates such Takeover Proposal (whether or not within such twelve (12) month period), then the Company shall upon the earliest of the consummation of such Takeover Proposal or the entry into such definitive agreement with respect thereto, pay Parent, as liquidated damages and not as a penalty and as the sole and exclusive remedy of AIG, Parent and Merger Sub against the Company and its Subsidiaries and any of their respective Affiliates, stockholders or Representatives for any loss or damage suffered as a result of the failure of the Merger to be consummated, the Company Termination Fee by wire transfer of immediately available funds; provided, that for the purposes of this Section 8.02(b)(ii), all references in the term Takeover Proposal to ‘15% or more’ shall be deemed to be references to ‘more than 50%.’”

3.	Miscellaneous.

(a)    Except as expressly amended and/or superseded by this Amendment, the Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. References in the Agreement to the Agreement shall be deemed to mean the Agreement (including Exhibit A hereto) as amended by this Amendment. For the avoidance of doubt and notwithstanding anything else herein to the contrary, it is understood and agreed that Company, HRG Group, Inc. or their respective Affiliates and Representatives shall not be required to (i) advise any party to this Agreement or any Affiliates or Representatives of any party to this Agreement of the receipt of any Takeover Proposal or FGLNY Sale Proposal, (ii) provide any party to this Agreement or any Affiliates or Representatives of any party to this Agreement with a copy or summary of any Takeover Proposal or FGLNY Sale Proposal, (iii) provide any party to this Agreement or any Affiliates or Representatives of any party to this Agreement the identity or nature of the Person making any Takeover Proposal or FGLNY Sale Proposal or (iv) keep any party to this Agreement or any Affiliates or Representatives of any party to this Agreement informed of any developments with respect to any Takeover Proposal or FGLNY Sale Proposal.

(b)    This Amendment, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relating to this Amendment or the negotiation, execution or performance of this Amendment (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Amendment) shall be governed by and construed in accordance with the Laws of the State of Delaware, without respect to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction.

(c)    Each of the parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction and venue of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware (and the Complex Commercial Litigation Division thereof if such division has jurisdiction over the particular matter), or if the Superior Court of the State of Delaware does not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (“Delaware Courts”), and any appellate court from any decision thereof, in any Action arising out of or relating to this Amendment, including the negotiation, execution or performance of this Amendment and agrees that all claims in respect of any such Action shall be heard and determined in the Delaware Courts, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Amendment or the negotiation, execution or performance of this Amendment in the Delaware Courts, including any objection based on its place of incorporation or domicile,

(iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties consents and agrees that service of process, summons, notice or document for any action permitted hereunder may be delivered by registered mail addressed to it at the applicable address set forth in Section 9.02 of the Agreement or in any other manner permitted by applicable Law.

(d)    Neither this Amendment nor any of the rights, interests or obligations under the Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. This Amendment will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(e)    Section 9.02, Section 9.03, Section 9.04 (it being understood and agreed that nothing in this Section 3(e) shall invalidate, modify or otherwise affect any consent or waiver granted by any of the parties hereto in connection with the Agreement), Section 9.08, Section 9.09, Section 9.10, Section 9.11 Section 9.12 and Section 9.13 of the Agreement are each hereby incorporated by reference mutatis mutandis.

{Signature pages follow}

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ANBANG INSURANCE GROUP CO., LTD.

By:	/s/ Zhu Yi
Name:	Zhu Yi
Title:	Authorized Signatory

AB INFINITY HOLDING, INC.

By:	/s/ Qiu Xuan
Name:	Qiu Xuan
Title:	Authorized Signatory

AB MERGER SUB, INC.

By:	/s/ Qiu Xuan
Name:	Qiu Xuan
Title:	Authorized Signatory

FIDELITY & GUARANTY LIFE

By:	/s/ Christopher J. Littlefield
Name:	Christopher J. Littlefield
Title:	President & CEO

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]